EXHIBIT 21.1

EXAR CORPORATION

LIST OF SUBSIDIARIES

1.	Exar Canada Corporation (a Canadian corporation).

2.	Exar GMBH (a German corporation).

3.	Exar (Hangzhou) Information Technologies Co., Ltd. (a People’s Republic of China limited liability corporation).

4.	Exar Int’l Corp. (a Cayman Island corporation)

5.	Exar Japan Corporation (a Japanese corporation).

6.	Exar Korea Co. Ltd. (a Korean limited liability corporation).

7.	Exar Ltd. (a United Kingdom limited liability corporation).

8.	Exar Malaysia SDN BHD (a Malaysian limited liability corporation).

9.	Exar SARL (a French limited liability corporation).

10.	Hifn Inc.

11.	Micro Power Systems, Inc.

12.	Sipex Corporation